SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 23RD, 2018

DATE, TIME AND PLACE: October 23rd, 2018, at 11.00 a.m., at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Norte, 12º andar, Sala 1212, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. João Cox Neto; Agostino Nuzzolo; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Herculano Anibal Alves, Mario Di Mauro and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified absences of Messrs. Giovanni Ferigo; Piergiorgio Peluso; and Raimondo Zizza.

BOARD: Mr. João Cox Neto – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To acknowledge on the activities carried out by the Compensation Committee; (4) To resolve on the Policy of Donations to Non-Profit Entities of the Company; (5) Presentation on the ICVM 586; (6) To resolve on the proposal of the Share Repurchase Plan; (7) Update on the corporate reorganization projects; (8) To resolve on the proposal to use deferred income tax and social contribution on profit (ICVM No. 371); (9) To appoint administrator to compose the Director Council of Instituto TIM; and (10) To acknowledge on the results of the Company’s Long-Term Incentive Plan (“Plan”) for the 2015 and 2016 grants and resolve on the conditions for the exercise of the options for the purchase of shares.

RESOLUTIONS: Upon review and discussion of the subjects included in the Agenda, the Board Members, unanimously by those present at the meeting, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on October 23rd, 2018, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(2) Acknowledged on the absence of Control and Risks Committee (“CCR”) meetings since the last report made by Mr. Herculano Anibal Alves, Chairman of the CCR.

(3) Acknowledged on the activities carried out by the Compensation Committee (“CR”), at its meeting held on October 15th, 2018, as per Mr. Celso Luis Loducca’ report, Chairman of the CR.

(4) Approved the Policy of Donations to Non-Profit Entities of the Company according to the proposal presented.

(5) Mr. Adrian Calaza, Chief Financial Officer and Investor Relations Officer of the Company, and Mr. Vicente de Moraes Ferreira, representative of the Investor Relations area, updated the Board members on the evolution and current status of the Company regarding the Informe de Governança Corporativa, introduced by Normative Instruction No. 586/17 of the Comissão de Valores Mobiliários.

(6) The Board members acknowledged the results of the last Repurchase of Shares Program, approved at the Company’s Board of Directors meeting, held on October 2nd, 2017, and approved its closure, as well as the opening of a new Repurchase of Shares Program ("Program"), pursuant to the Article 22, V, of the Company's By-laws and Article 5 of CVM Instruction No. 567, with the following conditions:

(6.1) Purpose: to acquire shares issued by the Company to cover the exercise of stock options under the Plan Company's Long-Term Incentive Plan ("Plan").

(6.2) Number of shares that may be acquired: up to three hundred and seventy-seven thousand and fifty-two (377,052) common shares of the Company ("Shares") may be acquired, without reduction of capital stock, corresponding to zero, point, zero, two percent (0.02%) of the Company’s total common shares or zero, point, zero, five percent (0.05%) of total outstanding shares (free float). The Board of Executive Officers may decide the best moment, within the term of the Program, to carry out the Shares acquisitions, being able to perform in one or several opportunities.

(6.3) The Program shall begin on the date of the Board of Directors' resolution, remaining in force until October 2nd, 2019, with the acquisitions carried out on the Stock Exchange (B3 S.A. - Brasil, Bolsa e Balcão) at market prices, observing applicable legal and regulatory limits.

(6.4) Intermediary financial institution: BRASIL PLURAL CCTVM S/A, established at Rua Surubim, 373, 1º andar; São Paulo/SP, CEP 04571-050.

(6.5) Resources to be used: the resources of the capital and profit reserves, which total six billion, two hundred and forty-six million, six hundred thousand, seven hundred and thirty-six Reais (R$6,246,600,736.00) will be used, according to the Interim Financial Statements, dated as of June 30th, 2018, except for the reserves referred in the Article 7, paragraph 1, of CVM Instruction No. 567 of September 17th, 2015 ("ICVM 567").

(6.6) Pursuant to Article 5 of ICVM 567, the members of the Company's Board of Directors provided the information contained in Appendix I to these minutes, and authorized the Company's Executive Officers to perform all necessary acts to complete the transaction.

(7) The Board members were informed about the conclusion of the corporate reorganization project of its subsidiaries TIM Celular SA ("TCEL") and TIM S.A., through the incorporation of TCEL by TIM S.A. to be made on October 31st, 2018, all according to the material previously presented and filed in the Company's headquarters.

(8) Approved the technical study about the accounting of the deferred asset, Income Tax and Social Contribution on the Company's Net Profit, after its examination by the Fiscal Council, all in terms of the Normative Instruction No. 371/2002 of CVM – Comissão de Valores Mobiliários. Registered the presence of Mr. Walmir Kesseli, Chairman of the Company's Fiscal Council, during the discussions of this item of the Agenda.

(9) Pursuant to Article 22, XXIV of the Company’s By-laws, the Board appointed, to compose the Board of Directors of Instituto TIM, Mr. Bruno Mutzenbecher Gentil, Brazilian, married, business administrator, bearer of identity card No. 07.212.618-8, issued by IFP/RJ, enrolled in the taxpayers’ roll (CPF/MF) No. 001.330.367-82, domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Sul, 13º andar, Barra da Tijuca, City and State of Rio de Janeiro.

(10) Within the scope of the Company's Long-Term Incentive Plan ("Plan"), approved by the shareholders at the Extraordinary Shareholders' Meeting held on April 10th, 2014, the Board members acknowledged on the results evaluated for (i) the 3rd vesting period of the 2015 grant, and (ii) the 2nd vesting period of the 2016 grant and approving the conditions for exercising these options as follows: (a) the opening of the exercise period for the full term of the respective instruments of granting options, respected the periods of blocking the trading of shares; (b) the delivery of shares held in treasury or acquired through a share repurchase plan for the Plan’s beneficiaries exercising their options; (c) the definition of a term of up to ten (10) business days for the beneficiary to be able to pay the acquisition cost of the Shares; and (d) the non-exercise of preemptive rights by the Company, all according to material filed at the Company's headquarters. The Company's Board of Executive Officers is authorized to perform all necessary acts to carry out the resolutions approved herein.

In addition to the ordinary topics resolved in this meeting, it is stated that Mr. Stefano De Angelis, a member of the Board of Directors, made void, as of July 23rd, 2018, the compensation waiver for exercise the functions inherent to the position here mentioned, as recorded at the Company's Board of Directors meeting held on April 20th, 2018.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: João Cox Neto; Agostino Nuzzolo; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Herculano Anibal Alves, Mario Di Mauro and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), October 23rd, 2018.

JAQUES HORN
Secretary

APPENDIX I
APPENDIX 30-XXXVI OF CVM 480 INSTRUCTION

1. Justify in detail the objective and expected economic effects of the operation:

The purpose of the Share Buyback Program is to acquire shares issued by the Company to cover the exercise of the options of acquisition of shares under the Company’s Long-Term Incentive Plan (“Plan”).

2. Inform the number of shares (i) for free float and (ii) already held in treasury:

There are currently 808,081,068 (eight hundred and eight million, eighty-one thousand, sixty-eight common shares on free float and 640,583 (six hundred and forty thousand, five hundred and eighty-three) common shares held in treasury.

3. Inform the number of shares that may be acquired or sold:

Up to 377,052 (three hundred and seventy-seven thousand and fifty-two) common shares of the Company ("Shares") may be acquired, without reduction of the capital stock, which correspond to 0.02% of the total common shares of the Company or 0.05% of the total free float shares. The Company’s Board of Statutory Officers may decide the best moment, within the term of the Program, to accomplish the acquisitions of the Shares, and may accomplish one or several acquisitions.

4. Describe the main characteristics of the derivative instruments that the company may use, if any:

Not applicable.

5. Describe, if any, any agreements or voting guidelines that exist between the company and the counterpart of the:

Not applicable.

6. In the case of transactions carried out outside organized securities markets, inform: a. the maximum (minimum) price by which the shares will be acquired (sold); and b. if applicable, the reasons which justify the operation at prices higher than 10% (ten percent), in the case of acquisition, or more than 10% (ten percent) lower, in the case of sale, to the average of the quoted price, weighted by the volume, in the previous ten (10) trading sessions:

Not applicable.

7. Inform, if any, the impacts that the negotiation will have on the composition of the shareholder control or the administrative structure of the company

Not applicable.

8. Identify the counterparties, if known, and, in the case of a related party to the company, as defined by the accounting rules applicable to this subject, also provide the information required by art. 8 of CVM Instruction No. 481, of December 17, 2009.

Not applicable.

9. Indicate the allocation of resources received, if applicable:

In the event of the sale of shares acquired in the context of the Program, the allocation of funds will be decided in due time, when there will be appropriate communication to the market.

10. Indicate the maximum period for the settlement of authorized transactions

Beginning on the date of the Board of Directors' resolution, remaining in force until October 2nd, 2019, with the acquisitions being carried out on Stock Exchange (B3 S.A. – Brasil, Bolsa e Balcão), at market prices, observing the applicable legal and regulatory limits.

11. Identify the institutions that will act as intermediaries, if any:

BRASIL PLURAL CCTVM S/A, with offices at Rua Surubim, 373, 1st floor, São Paulo/SP, CEP 04571-050.

12. Specify the resources available to be used, in the form of art. 7, paragraph 1, of CVM Instruction No. 567, of September 17, 2015:

The resources to be used are comprised of the balances of capital and profit reserves, which total R$6,242,100,736.00 (six billion, two hundred and forty-two million, one hundred thousand, seven hundred and thirty-six reais), as per the Interim Financial Statements dated as of June 30, 3018, except for the reserves pursuant to art. 7, paragraph 1, of CVM Instruction No. 567.

13. Specify the reasons why the members of the Board of Directors feel comfortable that the buyback of shares will not affect the fulfillment of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends:

Taking into account that the buyback’s objective is to cover the exercise of stock options under the Plan, limiting the acquisition up to 377.052 (three hundred and seventy-seven thousand, and fifty-two) Shares that, quoted as of October 22, 2018, amount to R$4,166,424.60 (four million, one hundred sixty-six thousand, four hundred twenty-four reais and sixty cents), the Members of the Board of Directors of the Company understand that the Share Buyback Program will not affect the fulfillment of the obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends, since, according to the Interim Financial Statements as of June 30, 2018, the Company's cash position is of R$1,150,598,296.67 (one billion, one hundred and fifty million, five hundred and ninety-eight thousand, two hundred and ninety-six reais and sixty-seven centavos).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 23, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.